BY ELECTRONIC SUBMISSION

September 6, 2006

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C.
U.S.A. 20549

Subject:	iBasis, Inc. Form 10-K for the Fiscal Year ended December 31, 2005 Filed March 16, 2006 Form 10-Q for the Fiscal Quarter Ended June 30, 2006 File No. 0-27127

Dear Mr. Spirgel:

        This letter is being furnished in response to comments contained in the letter dated August 24, 2006 (the "Letter") from Larry Spirgel, Assistant Director of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") to Richard Tennant, Vice President and Chief Financial Officer of iBasis, Inc. (the "Company"). The comments and the Company's responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter.

Form 10-K for Fiscal Year Ended December 31, 2005

(4) Discontinued Operations, page 57

1.
WE NOTE IN YOUR 2002 FORM 10-K YOUR INTENTION TO ADJUST IN THE FUTURE THE AMOUNT OF LOSS FROM THE DISCONTINUED OPERATION FOR THE SETTLEMENT OF THE $1.5 MILLION HELD IN ESCROW. EXPLAIN TO US HOW YOU ACCOUNTED FOR THE RELEASE OF THE $1.5 MILLION HELD IN ESCROW AND WHERE YOU REPORTED IT IN YOUR 2004 INCOME STATEMENT.

        In response to the Staff's question, the Company advises the Staff as follows:

        The $1.5 million the Company received upon release of these funds from escrow was included in the $1.9 million reported as income from discontinued operations in the third quarter of 2004. Although the Company negotiated to receive the cash in March 2004, the contingencies associated with this escrow arrangement did not lapse until July 2004, and, accordingly, the Company recorded the $1.5 million in income from discontinued operations in the third quarter of 2004.

(9) Long-Term Debt, page 60

(a) Convertible Notes, page 60

2.
WE NOTE FROM YOUR DISCLOSURE IN THE 1ST PARAGRAPH OF THIS FOOTNOTE THAT YOU WERE NOT REQUIRED TO PAY ANY ACCRUED INTEREST UPON CONVERSION OF THE REMAINING $32,599,000 6 3/4% CONVERTIBLE SUBORDINATED NOTES. PLEASE TELL US HOW MUCH ACCRUED INTEREST THERE WAS AND HOW YOU ACCOUNTED FOR IT AT THE DATE OF THE CONVERSION.

        In response to the Staff's question, the Company advises the Staff as follows:

        Under the terms of the indenture agreement for our 6 3/4% Convertible Subordinated Notes, the Company had the right to call the notes for redemption on or after June 18, 2005, if the Company's closing stock price exceeded 150% of the conversion price ($1.85 per share) for at least 20 trading days within a period of 30 consecutive trading days. The Company achieved this closing stock price and gave notice to noteholders on August 16, 2005 that it was calling the notes for redemption on September 6, 2005. Under the terms of the indenture, the noteholders could choose either (i) to have their notes redeemed for cash equal to the face value of the notes, plus accrued and unpaid interest through the redemption date, or; (ii) to convert their notes, exclusive of accrued interest, to shares of the Company's common stock, at the conversion ratio of $1.85 per share, prior to the redemption date. Between August 17, 2005 and September 2, 2005, all of the $32,599,000 in outstanding notes converted to common stock.

        The last semi-annual interest payment date on our 6 3/4% Convertible Subordinated Notes, prior to the conversion of these notes to our common stock, was June 15, 2005. As of June 30, 2005, we had accrued approximately $92,000 in interest on these notes for the period of June 16, 2005 through June 30, 2005. Since there were no noteholders who elected to have their notes redeemed for cash, there was no additional interest paid or due after June 15, 2005. The $92,000 of accrued interest as of June 30, 2005 was reversed in the third quarter of 2005 against interest expense. Note that any interest that would have been accrued for the period from July 1, 2005 to September 6, 2005 would have been reversed in the same period and thus would have had no impact on the September 30, 2005 financial statements.

3.
WITH A VIEW TOWARDS CLARIFYING DISCLOSURE IN FUTURE FILINGS, PLEASE EXPLAIN TO US HOW YOU ACCOUNTED FOR YOUR 2004 DEBT REFINANCING, INCLUDING THE COSTS INCURRED WITH THIRD PARTIES THAT WERE DIRECTLY RELATED TO THE REFINANCING. WE REFER YOU TO THE GUIDANCE IN EITF ISSUE 96-19.

        In response to the Staff's question, the Company advises the Staff as follows:

        In regards to the refinancing of the Company's 11 1/2% Senior Secured Notes, for new 8% Secured Convertible Notes, and its 5 3/4% Convertible Subordinated Notes, for new 6 3/4% Convertible Subordinated Notes, in June 2004, the Company applied the guidance set forth in Emerging Issues Task Force ("EITF") 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments. In comparing the discounted cash flows of the new debt instruments with the discounted cash flows associated with the remaining term of the old debt instruments, the difference in cash flows was less than 10% on both debt instruments exchanged. As a result, this debt refinancing was not considered an exchange of debt instruments with substantially different terms. Third party costs which were directly related to the debt refinancing were expensed as incurred in accordance with EITF 96-19. The Company will clarify the disclosure of its accounting for the 2004 debt refinancing in its future filings as follows:

    "In accordance with Emerging Issues Task Force 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, this debt refinancing was not considered a substantial modification of the original debt instruments. As such, transaction costs associated with this debt refinancing of $2.2 million, were expensed as incurred in 2004."

10 Commitments and Contingencies, page 64

4.
WE NOTE YOUR STATEMENT IN THE LAST PARAGRAPH ON PAGE 64 "IN LIGHT OF SUCH COSTS, WE HAVE SETTLED VARIOUS AND IN SOME CASES SIMILAR MATTERS ON WHAT WE BELIEVE HAVE BEEN FAVORABLE TERMS WHICH DID NOT HAVE A MATERIAL IMPACT ON OUR FINANCIAL POSITION, RESULTS OF OPERATIONS, OR CASH FLOWS." PLEASE TELL US WHETHER YOU HAVE ACCRUED FOR ANY UNSETTLED CLAIMS OR WHETHER YOU BELIEVE THERE IS A REASONABLE POSSIBILITY THAT A LOSS HAS BEEN INCURRED FOR UNSETTLED CLAIMS. IF SO, PLEASE INCLUDE THE REQUIRED DISCLOSURES OF PARAGRAPHS 9 AND 10 OF

  SFAS 5 IN FUTURE FILINGS. PROVIDE US WITH THIS INFORMATION IN YOUR RESPONSE LETTER.

        In response to the Staff's question, the Company advises the Staff as follows:

        We did not accrue for any unsettled claims, as of December 31, 2005. Also, we did not believe that it was reasonably possible that a loss had been incurred for any unsettled claims, in accordance with our evaluation of such unsettled claims under Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies. Thus, the disclosure requirements of paragraphs 9 and 10 of SFAS 5 are not currently applicable, but we will consider this disclosure requirement in future filings.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

(1) Business and Presentation, page 5

Proposed Transaction with KPN Telecom B.V., a subsidiary of Royal KPN N.V., page 5

5.
IN LIGHT OF THE FACT THAT YOU ARE ACQUIRING TWO SUBSIDIARIES OF KPN TELECOM B.V. AND THAT KPN TELECOM B.V. WILL ONLY RECEIVE A 51% OWNERSHIP INTEREST IN YOUR ISSUED AND OUTSTANDING SHARES OF COMMON STOCK, PLEASE EXPLAIN TO US IN DETAIL YOUR BASIS FOR ADJUSTING YOUR ASSETS AND LIABILITIES TO FAIR VALUE.

        In response to the Staff's question, the Company advises the Staff as follows:

        In the proposed transaction with KPN Telecom B.V. ("KPN"), the Company has determined that the transaction will be accounted for as a reverse acquisition. Although iBasis will be legally acquiring the subsidiaries of KPN, KPN is the accounting acquirer and the Company is the accounting acquiree (see response to question 6). As a result, in accordance with paragraph 35 of SFAS No. 141, Business Combination, 100% of the assets and liabilities of the Company (the accounting acquiree) will be fair valued as of the closing date of the transaction.

6.
FURTHER, EXPLAIN TO US IN GREATER DETAIL YOUR BASIS FOR CONCLUDING THAT YOU ARE THE ACCOUNTING ACQUIREE AND WHY YOU BELIEVE IT IS APPROPRIATE TO EXPENSE THE MERGER RELATED COSTS.

        In response to the Staff's question regarding the Company's conclusion that iBasis is the accounting acquiree, the Company advises the Staff as follows:

        In the proposed transaction with KPN Telecom B.V. ("KPN"), the Company has determined that KPN is the accounting acquirer and the Company is the accounting acquiree. This determination was based on the Company's consideration of paragraphs 16-19 of SFAS 141, Business Combinations as follows:

        16.    In a business combination effected solely through the distribution of cash or other assets or by incurring liabilities, the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity. The business combination was effected through the issuance of securities in addition to the distribution of cash as such we considered paragraph 17 below.

        17.    In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

        a.    The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. KPN will be receiving newly-issued shares of the Company's common stock which will represent 51% of the issued and outstanding shares of common stock and outstanding in-the-money stock options and warrants of the Company upon the closing of the transaction. As such, KPN will have majority voting control (at least 51%) of the Company's issued and outstanding common stock upon closing of the transaction.

        b.    The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity. As noted above, KPN will have a controlling interest of at least 51%.

        c.    The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity. The proposed structure of the Board of Directors of the combined companies upon closing of the transaction will include two iBasis executives, two KPN executives and three of the Company's currently existing independent directors. As each independent director's current term expires, KPN has the right to nominate a new independent director. Therefore, neither company has the ability to elect or appoint a voting majority of the Board of Directors of the combined entity.

        d.    The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists. KPN contributed a business that was carved out of the KPN entity. As such there was no separate governing board, CEO, COO or CFO of the contributed business. Although the composition of the senior management of the combined entity will consist largely of the existing senior management team of the Company, a senior manager of the subsidiaries of KPN is joining the Company's senior management team.

        e.    The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities. There is no exchange of securities in this transaction. Therefore, this criteria is not applicable.

        18.    Some business combinations involve more than two entities. In identifying the acquiring entity in those cases, consideration also shall be given to which combining entity initiated the combination and whether the assets, revenues, and earnings of one of the combining entities significantly exceed those of the others. After a number of discussions between the two companies over an extended period of time, KPN initiated a proposal to the Company in November 2005 which became the basis for the current structure of the transaction. Both KPN and the Company believe there are potential strategic benefits to be realized through the combination of the two companies' international wholesale voice businesses, including, but not limited to, increased scale, cost synergies, cross-selling opportunities, increased network footprint and a better ability to serve customers.

        The annual revenues of the two subsidiaries of KPN, contributed as part of the business combination, based on 2005 results of operations, were 637,158,000 Euros (approximately

$795,409,000), or roughly twice that of the Company's 2005 annual revenues of $385,485,000. In addition, net income of the two subsidiaries of KPN of 32,754,000 Euros (approximately $40,889,000) was significantly greater than the Company's net loss of $1,676,000 for 2005. Total assets of the two subsidiaries of KPN of 189,156,000 Euros (approximately $224,046,000) also exceeded the Company's total assets of $122,735,000 as of December 31, 2005.

        19.    If a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of the evidence available. The guidance in paragraphs 16-18 shall be used in making that determination. As no new entity is being formed, this criteria is not applicable.

        Based on the above considerations and the appropriate weighting of the pertinent facts and circumstances, the Company has concluded that KPN is the accounting acquirer.

        In response to the Staff's question regarding the expensing of the merger related costs, the Company advises the Staff as follows:

        The SEC Staff has addressed this question in the Division of Corporate Finance: Frequently requested accounting and financial reporting interpretations and guidance (section I (F)). Such guidance prescribes that, in the merger of two operating companies, transaction costs will be either part of the purchase consideration that is allocated to the net assets of the acquired business, charged directly to equity as a reduction from the fair value assigned to shares issued, or expenses of the period.

        As the accounting acquiree, we have expensed as incurred any costs associated with this transaction. Transaction costs incurred by KPN, as the accounting acquirer, will be included in the purchase price consideration for this transaction.

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In connection with our response, we acknowledge that:

  •
  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

  •
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please telephone me at (781) 505-7955 if you have any questions regarding our responses to the Staff comment letter.

Yours truly,

iBASIS, INC.

/s/ Richard Tennant
Richard Tennant
Vice President and Chief Financial Officer

cc:
Robert S. Littlepage, Accounting Branch Chief
Adam Washecka, Staff Accountant
Jonathan Draluck, General Counsel
Johan V. Brigham, Bingham McCutchen LLP
Steve DiPietro, Deloitte & Touche LLP